Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1:	NAME AND ADDRESS OF COMPANY

Trilogy International Partners Inc. (the “Company”)
155 108th Avenue NE, Suite 400
Bellevue, Washington, 98004 USA

ITEM 2:	DATE OF MATERIAL CHANGE

October 18, 2021

ITEM 3:	NEWS RELEASE

A news release announcing the material change referred to in this report was issued on October 18, 2021 through ACCESSWIRE and a copy was subsequently filed on SEDAR.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

On October 18, 2021, the Company announced that its subsidiary, Trilogy International Partners LLC (“Trilogy LLC”), completed the previously announced redemption of its outstanding Class C Units (“Class C Units”).

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

On October 18, 2021, the Company announced that its subsidiary, Trilogy LLC, completed the redemption of its outstanding Class C Units. As previously announced, Trilogy LLC had requested that holders of Trilogy LLC’s Class C Units consider exercising their contractual right to redeem such Class C Units for common shares of the Company (“Common Shares”). Pursuant to the terms of the Trilogy LLC operating agreement, Class C Unit holders were entitled to receive one Common Share for each Trilogy LLC Class C Unit tendered for redemption.

After giving effect to voluntary redemptions, fewer than 1,966,745 Class C Units were outstanding. The terms of the Trilogy LLC operating agreement required that Trilogy LLC redeem the remaining Class C Units for an equivalent number of Common Shares. As a result of the redemption and giving effect to two Class C Unit holders who were not eligible under applicable securities laws to receive Common Shares and were paid in cash, an aggregate of 86,461,484 Common Shares are now issued and outstanding.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

For further information, please contact Ann Saxton, Investor Relations & Corporate Development, (425) 458-5900.

ITEM 9:	DATE OF REPORT

This Material Change Report is dated October 21, 2021.